

June 5, 2015

Via E-mail
Mr. Scott B. Flaherty
Senior Vice President and Chief Financial Officer
Colt Defense LLC
547 New Park Avenue
West Hartford, CT 06110

      RE: Colt Defense LLC
              Form 10-K for the Year Ended December 31, 2013
              Filed March 20, 2014
              File No. 333-171547

Dear Mr. Flaherty:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien for

                        John Cash
                        Accounting Branch Chief